UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 5, 2022

KOLABORATION VENTURES CORPORATION

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation or organization)

183 Main Street Rio Vista, California 94571	87-2163635
(Address of principal executive offices)	(IRS Employer Identification No.)

Registrant’s telephone number, including area code: 480-225-1167

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 7. Departure of Certain Officers

On April 5, 2022, Alexis Housh, Controller, submitted her resignation to Kolaboration Ventures Corporation (the “Company”) effective as of April 15, 2022.

Item 9. Other Events

On April 5, 2022, the Company promoted Calvin Li to the position of Accounting Manager.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KOLABORATION VENTURES CORPORATION

	By:	/s/ Charles Wesley
	Name:	Charles Wesley
	Title:	Chief Financial Officer

Dated: April 7, 2022